Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 18 DATED NOVEMBER 20, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020, March 31, 2020, April 30, 2020, May 8, 2020, May 20, 2020, June 30, 2020, July 1, 2020, July 17, 2020, July 31, 2020, September 2, 2020, September 16, 2020, September 30, 2020 and October 30, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our offering; and
●	Update our plan of operation.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of our common stock on September 18, 2017.

As of October 31, 2020, we had raised total aggregate gross offering proceeds of approximately $30.5 million, and had issued approximately 3.04 million shares of our common stock in the Offering, purchased by approximately 2,270 unique investors.

As previously disclosed, we filed an offering statement on Form 1-A for a follow-on offering of our common stock (“Follow-on Offering”). There is no guarantee that the Follow-on Offering will be qualified by the U.S. Securities and Exchange Commission at any particular time, or at all. Unless earlier terminated by our board of directors, in their discretion, we will continue to offer shares in our Offering until the earlier of: (i) the date on which we have sold all shares registered under our Offering; (ii) the qualification date of the offering statement for the Follow-on Offering; or (iii) February 19, 2021. Our board of directors may terminate the Offering at any time prior to the stated termination date.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Potential Investments

The Orion – Orion Township, Michigan

There is a reasonable probability that we may acquire a $5,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns a 200-unit, Class B+ apartment community (the “Property”) in Orion Township, Michigan, a suburb of Detroit. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. (“Realty Mogul”).  RM Communities will also serve as the sponsor of this transaction. An entity managed by an affiliate of the Company may also make up to a $5,000,000 investment in this transaction.

Built in 1995, the Property is 96% occupied as of October 2020.  RM Communities will be managing the project and plans to improve the Property through a strategic renovation program, renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate.  RM Communities also plans to upgrade the Property’s exterior by adding new amenities and completing deferred maintenance.

The Property would represent Realty Mogul’s sixth direct acquisition. Realty Mogul is a private equity firm with investments in over $2 billion of real estate, including historical investments in over 15,000 apartment units. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets.  In addition to direct acquisitions, Realty Mogul deploys capital in multifamily, office, retail and industrial properties through joint venture equity, senior, and subordinated debt investments nationally.

We can give no assurance that the closing of the Equity Investment will occur. This potential investment is subject to substantial conditions to closing. Our decision to consummate the investment will generally depend upon the satisfaction of the conditions to the Equity Investment contained in the relevant agreements. Due to the conditions that must be satisfied in order to complete the Equity Investment, we cannot give any assurances that the closing of the Equity Investment is probable.